April 25, 2025

Seto Wai Yue
Chief Executive Officer
Dreamland Limited
c/o No. 5, 17th Floor
PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

       Re: Dreamland Limited
           Registration Statement on Form F-1
           Filed April 11, 2025
           File No. 333-286471
Dear Seto Wai Yue:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 28, 2025 letter.

Registration Statement on Form F-1
General

1. We note your revisions to the resale prospectus alternate cover page in response to our prior comment 1. Please expand your disclosure to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company and its subsidiaries, or to investors, and quantify the amounts where applicable. Additionally, provide appropriate cross-references to your discussion of recent regulatory developments in the PRC and risk factors related
 April 25, 2025
Page 2

       to doing business in Hong Kong. Please also discuss your status as a controlled
       company    as defined under the Nasdaq Stock Market Rules and the impact it will
       have on shareholders.
2. Please revise your signature page to identify and include the signatures of at least a majority of your board of directors. Please refer to Instruction 1 to Signatures on
       Form F-1.
Note 18. Shareholders Equity, page F-23

3. You state that all shares and per share data for all periods presented have been retroactively presented as a result of issuances and reclassifications. Please tell us in further detail what issuances you are referring to and explain the nature of the reclassifications. Additionally, please explain why earnings per share amounts have been revised.

Exhibit 23.1, page 1

4. Please revise your consent to refer to both dates of your dual dated audit report.
        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or David Gessert at 202-551-2326 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services
cc:   Louise Liu, Esq.